

June 17, 2014

Via E-mail
Thomas Meyer
Chief Executive Officer
Auris Medical Holding AG
Falknerstrasse 4
4001 Basel, Switzerland

> **Re: Auris Medical Holding AG**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 6, 2014**
> **CIK No. 0001601936**

Dear Mr. Meyer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

AM-101 Clinical Development, page 76

1. We note that your revised registration statement omits various tables and charts illustrating the results of your Phase 2 trials for AM-101 that were included in prior amendments to your draft registration statement. Please restore this information to your registration statement as such tables and charts provided important data about the results of these trials.

2. We note your disclosure that over two Phase 2 clinical trials, AM-101 showed a statistically significant improvement in the AAT and OM group of patients when compared against placebo. Please revise your disclosure to discuss whether the specific results of the TACTT1 trial with respect to subjective tinnitus loudness were independently statistically significant as compared to placebo.

Thomas Meyer
Auris Medical Holding AG
June 17, 2014
Page 2

<u>Collaboration and License Agreements</u>
<u>INSERM, page 88</u>

3. Please expand your disclosure regarding your co-ownership/exploitation agreement with INSERM to provide the duration of the agreement. If the duration of the agreement is conditioned on the expiration of patents, please provide the expiration dates of the related patents.

       You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

               Sincerely,

               /s/ *Bryan J. Pitko* <u>for</u>

               Jeffrey P. Riedler
               Assistant Director

cc: <u>Via E-mail</u>
       Richard D. Truesdell, Esq.
       Davis Polk & Wardwell LLP